Exhibit (h)(ix)

SCHRODER SERIES TRUST

875 Third Avenue, 22nd Floor

New York, New York 10022

November 1, 2007

State Street Bank and Trust Company

Two Heritage Drive

North Quincy, MA 02171

Ladies and Gentlemen:

This is to advise you that Schroder Series Trust (the “Trust”) has established one new series of shares to be known as Schroder Multi-Asset Growth Portfolio. In accordance with the Additional Funds provision in Article 10 of the Transfer Agent and Service Agreement dated October 27, 1993 (the “Transfer Agency Agreement”), the Trust hereby requests that you act as Transfer Agent for this new series under the terms of the Transfer Agency Agreement.

Please indicate your acceptance of the foregoing by executing and dating two copies of this Letter Agreement in the space provided below, returning one to the Trust and retaining one copy for your records.

A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers, or shareholders of the Trust but are binding only upon the assets and property of the Trust.

Very truly yours,

SCHRODER SERIES TRUST
By:	/s/ Alan M. Mandel
Name:	Alan M. Mandel
Title:	Treasurer & Principal Financial and Accounting Officer

Accepted and agreed:

STATE STREET BANK AND TRUST COMPANY
By:	/s/ Joseph L. Hooley
Name:	Joseph L. Hooley
Title:	Executive Vice President

Date: November 1, 2007